Exhibit 99.1

STONECO LTD. ANNOUNCES ITS SUBSTITUTION AS ISSUER UNDER ITS 3.950% SENIOR NOTES DUE 2028

GEORGE TOWN, Grand Cayman, August 22, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“StoneCo”) announces that it has substituted itself as issuer and principal debtor in respect of the outstanding 3.950% senior notes due 2028 (the “Notes”) by Stone Instituição de Pagamento S.A. (the “Substitution”). In connection with the Substitution, StoneCo will unconditionally and irrevocably guarantee the Notes, together with the other guarantors, MNLT S.A. and Pagar.me Instituição de Pagamento S.A.. Prior to the implementation of the Substitution, the new issuer, Stone Instituição de Pagamento S.A. was a guarantor of the Notes.

The Substitution is implemented pursuant to Section 5.04 of the indenture, as amended, and does not require consent from the bondholders. StoneCo, Stone Instituição de Pagamento S.A., MNLT S.A. and Pagar.me Instituição de Pagamento S.A. and the trustee will enter into a second supplemental indenture, on or about August 29, 2024 to implement the Substitution.

Following the Substitution, the CUSIP and ISIN numbers for the Notes will change as follows:

Old CUSIP and ISIN Numbers	New CUSIP and ISIN Numbers
CUSIP: 861787 AA7 ISIN: US861787AA77	CUSIP: 86165K AA3 ISIN: US86165KAA34
CUSIP: G85158 AA4 ISIN: USG85158AA43	CUSIP: P8T88J AA6 ISIN: USP8T88JAA61

Under no circumstances shall this document constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company, the initial guarantors or any of their affiliates in the United States or in any other jurisdiction.

Important Notice Regarding Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this document will be consummated or as to the ultimate terms of any such transactions. Neither the Company nor the initial guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

About Stone

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations
investors@stone.co